Exhibit (a)(5)(J)
News

FOR IMMEDIATE RELEASE Media Contact Information:	Investor Contact Information:
Ron O’Brien Phone: 781-622-1242 E-mail: ron.obrien@thermofisher.com Website: www.thermofisher.com	Ken Apicerno Phone: 781-622-1294 E-mail: ken.apicerno@thermofisher.com
Thermo Fisher Scientific Extends Cash Tender Offer for Dionex Corporation
WALTHAM, Mass. (February 15, 2011) — Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today announced that its previously announced tender offer to acquire all of the outstanding shares of Dionex Corporation (NASDAQ: DNEX) for $118.50 per share in cash (“the Offer”) has been extended and will now expire at 12:00 midnight, New York City time, at the end of Thursday, April 7, 2011, unless further extended. All other terms and conditions of the Offer remain unchanged.
As of 5:00 p.m., New York City time, on February 15, 2011, approximately 9,084,585 shares of Dionex common stock, representing approximately 52% of all outstanding shares, had been tendered into and not withdrawn from the offer.
The transaction is subject to the satisfaction of customary closing conditions, including applicable regulatory approvals. As previously disclosed, on January 10, 2011, the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) expired, satisfying one of these conditions and the company is in the process of seeking similar clearances under antitrust laws of other jurisdictions. Also previously disclosed, in Europe Thermo Fisher is currently seeking to transfer jurisdiction to the European Commission rather than having to file for regulatory approvals in multiple countries. This process is likely to take the closing to early in the second quarter of 2011.
About Thermo Fisher Scientific
Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of nearly $11 billion, we have approximately 37,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery, and solve analytical challenges ranging from complex research to routine testing to field applications. Visit www.thermofisher.com.
Additional Information
The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Thermo Fisher with the SEC on December 20, 2010. Dionex filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on December 20, 2010. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/ recommendation statement, in each case and any amendments thereto, contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Dionex stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s Website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, as well as any amendments thereto, may also be obtained for free by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (877) 825-8964.
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